UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TherapeuticsMD, Inc.

(Name of Subject Company (Issuer))

Athene Merger Sub, Inc.

(Name of Filing Person—Offeror)

Athene Parent, Inc.

Majorelle Topco Limited

(Names of Filing Persons—Other)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88338N107

(CUSIP Number of Class of Securities)

Evis Hursever

c/o EW Healthcare Partners

Berkeley Square House, Berkeley Square

London, UK W1J 6BR

+44 (0)20 7529 2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Marshall P. Shaffer, P.C.

Tim Cruickshank, P.C.

Michael Amalfe

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Athene Merger Sub, Inc., a Nevada corporation (“Merger Sub”) and a wholly-owned subsidiary of Athene Parent Inc., a Nevada corporation (“Parent”), for all of the outstanding common stock of TherapeuticsMD, Inc., a Nevada corporation (“TXMD”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of May 27, 2022 among Parent, Merger Sub and TXMD.

The tender offer for the outstanding shares of common stock of TXMD has not yet commenced. Each communication filed herewith is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of TXMD common stock, nor is it a substitute for the tender offer materials that Merger Sub will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Merger Sub will file a tender offer statement on Schedule TO with the SEC, and thereafter TXMD will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer.

THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY TXMD’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

Both the tender offer statement and the solicitation/recommendation statement will be mailed to TXMD’s stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of TXMD by contacting investor relations at ir@therapeuticsmd.com. In addition, the tender offer statement, the related letter of transmittal and certain other tender offer documents and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available for free at www.sec.gov, upon filing with the SEC. In addition to these documents, TXMD files annual, quarterly and current reports and other information with the SEC, which are also available for free at www.sec.gov. In addition, the solicitation/recommendation statement and the other documents filed by TXMD with the SEC will be available for free at ir@therapeuticsmd.com.

TXMD’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9 CAREFULLY, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO, AS WELL AS IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF TXMD COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

Cautionary Notes Regarding Forward Looking Statements

Certain statements in this communication, including, without limitation, statements regarding the proposed transaction, plans and objectives, and management’s beliefs, expectations or opinions, may contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to future, not past, events and often address expected future actions and expected future business and financial performance. Forward-looking statements may be identified by the use of words such as “believe,” “will,” “should,” “estimate,” “anticipate,” “potential,” “expect,” “intend,” “plan,” “may,” “subject to,” “continue,” “if” and similar words and phrases. These forward-looking statements are not guarantees of future events and involve risks, uncertainties and assumptions that are difficult to predict.

Actual results, developments and business decisions may differ materially from those expressed or implied in any forward-looking statements as a result of numerous factors, risks and uncertainties over which TXMD or EW Healthcare Partners, as applicable, have no control. These factors, risks and uncertainties include, but are not limited to, the following: (1) the conditions to the completion of the proposed transaction may not be satisfied, including uncertainties as to how many of TXMD’s stockholders will tender their shares in the tender offer and the possibility that if the transaction does not close by July 13, 2022, or TXMD is unable to satisfy the minimum qualified cash covenant under TXMD’s financing agreement, it will constitute an event of default under TXMD’s financing agreement and TXMD may not continue as a going concern; (2) the parties’ ability to complete the proposed transaction contemplated by the Merger Agreement in the anticipated timeframe or at all; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement between the parties to the proposed transaction (including that if the transaction agreement is terminated it is an event of default under TXMD’s financing agreement and TXMD may not continue as a going concern); (4) the effect of the announcement or pendency of the proposed transaction on business relationships, operating results, and business generally; (5) risks that the proposed transaction disrupts current plans and operations and potential difficulties in employee retention as a result of the proposed transaction; (6) risks related to diverting management’s attention from ongoing business operations; (7) the outcome of any legal proceedings that may be instituted related to the proposed transaction or the transaction agreement between the parties to the proposed transaction; (8) the amount of the costs, fees, expenses and other charges related to the proposed transaction; (9) the risk that competing offers or acquisition proposals will be made; (10) general economic conditions, particularly those in the life science and medical device industries; (11) stock trading prices, including the impact of the proposed transaction on TXMD’s stock price and the corresponding impact that failure to close the proposed transaction would be expected to have on TXMD’s stock price, particularly in relation to TXMD’s current and future capital needs and its ability to raise additional funds to finance its future operations in the event the proposed transaction does not close; (12) the participation of third parties in the consummation of the proposed transaction; and (13) other factors discussed from time to time in the reports of TXMD filed with the Securities and Exchange Commission (the “SEC”), including the risks and uncertainties contained in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in TXMD’s most recent Annual Report on Form 10-K, as filed with the SEC on March 23, 2022, and related sections in TXMD’s subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are available free of charge at http://www.sec.gov or under the “Investors & Media” section on TXMD’s website at www.therapeuticsmd.com.

Forward-looking statements reflect the views and assumptions of management as of the date of this communication with respect to future events. TXMD does not undertake, and hereby disclaims, any obligation, unless required to do so by applicable laws, to update any forward-looking statements as a result of new information, future events or other factors. The inclusion of any statement in this communication does not constitute an admission by TXMD or any other person that the events or circumstances described in such statement are material.

Exhibit Index

Exhibit No.	Description

99.1	Joint Press Release, dated May 31, 2022.

2